UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ALCAN INC.
(Name of Subject Company)

ALCAN INC.
(Name of Person(s) Filing Statement)

Common Shares
Common Share Purchase Rights
(Title of Class of Securities)

013716105
(CUSIP Number of Class of Securities)

Roy Millington, Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      The following materials were entered into or issued by Alcan Inc. (“Alcan”) on July 12, 2007:

Exhibit	Description

1.	Support Agreement, between Alcan, Rio Tinto plc and Rio Tinto Canada Holding Inc., dated as of July 12, 2007*.

2.	Press Release Issued by Alcan and Rio Tinto plc on July 12, 2007*.

3.	Letter to Employees issued on July 12, 2007.

4.	Talking Points for Managers issued on July 12, 2007.

5.	Questions and Answers for Managers issued on July 12, 2007.

6.	Form of Letter to Customers issued on July 12, 2007.

7.	Talking Points for Customers issued on July 12, 2007.

8.	Form of Letter to Suppliers issued on July 12, 2007.

9.	Talking Points for Suppliers issued on July 12, 2007.

* Incorporated by reference to the Current Report on Form 8-K filed by Alcan (File No. 1-3677) on July 12, 2007.

Alcan’s shareholders are urged to read Alcan’s Solicitation/Recommendation on Schedule 14D-9 when it is filed by Alcan with the U.S. Securities and Exchange Commission (the “SEC”) because it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by Alcan with the SEC are available without charge from the SEC’s website at www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2007	/s/ Roy Millington________
Roy Millington
Secretary